July 15, 2015

By EDGAR, “CORRESP” Designation

Ms. Pamela Long (for John Cash)

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Coty Inc. Form 10-K for the Fiscal Year Ended June 30, 2014 Filed August 28, 2014 Form 10-Q for the Fiscal Period Ended March 31, 2015 Filed May 7, 2015 Response Dated June 3, 2015 File No. 1-35964

Dear Ms. Long:

On behalf of Coty Inc. (the “Company”), this letter responds to your letter, dated July 2, 2015 (“Comment Letter”) regarding the above-referenced Form 10-K for the Fiscal Year Ended June 30, 2014 filed on August 28, 2014 and Form 10-Q for the Fiscal Period Ended March 31, 2015 filed on May 7, 2015. Each of your comments is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Each response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff of the Division of Corporation Finance (the “Staff”) from the Comment Letter appearing in bold type.

Form 10-Q for the Period Ended March 31, 2015

Management’s Discussion and Analysis of Financial Condition…, page 27

Liquidity and Capital Resources, page 43

We note your response to comment three from our letter dated May 20, 2015. Please address the following:

•	Explain whether or not you consider the transfer of $373.5 million in foreign cash/earnings to the U.S. parent company to be a repatriation, including the basis for your position;

Response:

As indicated in our disclosures, the Coty foreign subsidiaries purchased 15.4 million shares of Class A Common Stock for $373.5 million from their parent, Coty Inc. (the “Company”). Those shares were used to acquire Bourjois in a taxable stock purchase that both provided the CHANEL shareholders with a class of securities registered under the Securities Exchange Act of 1934 and enabled the foreign subsidiaries to directly acquire and then integrate the foreign businesses. We do not consider the exchange of $373.5 million of the foreign subsidiaries’ cash for 15.4 million of the Company’s Class A Common Stock of equal aggregate value to be a dividend or a distribution of those foreign subsidiaries’ undistributed earnings. Since the Company foreign subsidiaries’ undistributed earnings, net assets, and shareholder’s equity did not change as a result of the acquisition of the Company’s Class A Common Stock, nor did they acquire any U.S. assets from CHANEL that resulted in a deemed distribution for U.S. federal income tax purposes, we do not consider the purchase of the Class A Common Stock from the Company to be a repatriation.

•	If the transaction was structured, in part, to enable the U.S. parent company to gain access to foreign cash/earnings without accruing U.S. taxes upon repatriation, disclose that fact and quantify the tax savings achieved as a result of using this strategy; and

Response:

For the reasons discussed above, we do not believe that the transaction resulted in a repatriation that requires an accrual of U.S. tax. Although the cash of foreign subsidiaries was used to purchase the Company’s Class A Common Stock that was in turn used to acquire foreign assets, the transaction did not achieve tax savings or seek to avoid any U.S. tax. Any potential deferred tax liability that would be required under ASC 740 remains unchanged as a result of the acquisition. In this regard, the Company has treated the Bourjois acquisition similar to its other acquisitions of foreign assets undertaken by its foreign subsidiaries that do not result in U.S. tax savings or seek to avoid U.S. tax.

•	Explain if the use of this strategy is expected to have a material impact on your unrealized tax benefits as of June 30, 2015 and, if applicable, ensure your financial statement footnotes address the impact.

Response:

The transaction is not expected to have a material impact on the unrealized tax benefits as of June 30, 2015. As discussed above, and as noted in our response dated June 2, 2015, the Company has concluded based upon an analysis of the applicable U.S. tax principles that the Coty foreign subsidiaries’ acquisition of the Company’s Class A Common Stock for the purpose of acquiring the Bourjois foreign subsidiaries should be treated as a purchase of newly issued Company Class A Common Stock for cash that does not result in any U.S. federal income tax consequences that would impact the Company’s unrealized tax benefits.

If you have any questions regarding the above, please do not hesitate to call Coty Inc. Chief Accounting Officer Thomas Muench at (212) 479-4340 or myself at (212) 479-4535.

Very truly yours,

/s/ Patrice de Talhouët
Patrice de Talhouët

cc:	Lisa Etheredge, Securities and Exchange Commission
Anne McConnell, Securities and Exchange Commission
Edward M. Kelly, Securities and Exchange Commission
John Cash, Securities and Exchange Commission
Jules Kaufman, Coty Inc.
Thomas Muench, Coty Inc.